[redacted]

UNIT
SECURITIESANDE
Washing

15047089

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AB 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Madison Street, Suite 980
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanine Forini 312-254-5909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, LTD.
(Name – *if individual, state last, first, middle name*)

455 North Cityfront Plaza Drive, Suite 1500 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/14/19

G Cook Jordan Jr.
Signature

Managing Principal
Title

David Kakareka
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEAR ENDED DECEMBER 31, 2014

OSTROW REISIN BERK & ABRAMS LTD.

CERTIFIED PUBLIC ACCOUNTANTS

JORDAN, KNAUFF & COMPANY

YEAR ENDED DECEMBER 31, 2014

JORDAN, KNAUFF & COMPANY

YEAR ENDED DECEMBER 31, 2014

CONTENTS

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying financial statements of Jordan, Knauff & Company (an Illinois limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2014	
ASSETS	
Current assets:	
Cash and cash equivalents	$ 558,102
Accounts receivable	302,308
Prepaid expenses	2,795
Total current assets	863,205
Property and equipment:	
Furniture and equipment	186,637
Leasehold improvements	82,180
	268,817
Less accumulated depreciation	244,583
Property and equipment, net	24,234
Other asset:	
Artwork	9,550
Total assets	$ 896,989

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31, 2014	
LIABILITIES AND MEMBERS' CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 102,634
Deferred rent	8,696
Total current liabilities	111,330
Other liabilities:	
Notes payable, members (Notes 2 and 3)	300,000
Deferred rent	4,085
Total other liabilities	304,085
Total liabilities	415,415
Members' capital	481,574
Total liabilities and members' capital	$ 896,989

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Year ended December 31, 2014	
Revenue:	
Fees	$ 1,170,342
Interest	122
Total revenue	1,170,464
Operating expenses:	
Salaries	375,259
Payroll taxes	26,137
Accounting fees	72,450
Deal support - consultants	107,224
Depreciation	25,124
Dues and subscriptions	8,943
Guaranteed payments to member	190,000
Insurance - other	20,317
Legal and professional	18,469
Marketing and advertising	19,776
Medical insurance	38,992
Miscellaneous	33,170
Office supplies	34,386
Outsourced administration	18,296
Printing and reproduction	15,806
Rent	146,226
Telecommunications	28,937
Travel and entertainment	50,851
Total operating expenses	1,230,363
Operating loss	(59,899)
Other expense:	
Interest expense	(36,000)
Net loss	$ (95,899)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended December 31, 2014		
Members' capital:		
Balance, beginning of year	$	577,473
Net loss		(95,899)
Balance, end of year	$	481,574

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Year ended December 31, 2014		
Operating activities:		
Net loss	$	(95,899)
Adjustments to reconcile above to cash and cash equivalents provided by operating activities:		
Depreciation		25,124
(Increase) decrease in operating assets:		
Accounts receivable		(286,862)
Prepaid expenses		14,946
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		65,929
Deferred revenue		(15,000)
Deferred rent		(6,070)
Cash and cash equivalents used in operating activities		(297,832)
Investing activities:		
Purchase of furniture and equipment		(6,029)
Cash and cash equivalents used in investing activities		(6,029)
Decrease in cash and cash equivalents		(303,861)
Cash and cash equivalents, beginning of year		861,963
Cash and cash equivalents, end of year	$	558,102

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed. Revenue received in advance of the period to which it relates is recognized as "Deferred revenue" in the accompanying statement of financial condition.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2014 are expected to be fully collected.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years ended prior to December 31, 2011.

2. Notes payable, members

The following is a summary of unsecured and subordinated notes payable, members:

December 31, 2014	
Note dated November 30, 2011, due November 30, 2018, interest at 12% (Note 3)	**$ 200,000**
Note dated November 30, 2011, due November 30, 2018, interest at 12% (Note 3)	**100,000**
Total	**$ 300,000**

Interest expense was $36,000 for the year ended December 31, 2014. Accrued interest of $72,000 is included in accrued expenses at December 31, 2014.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $300,000 in borrowings subordinated to claims of general creditors at December 31, 2014, which consist of subordinated loans from members maturing on November 30, 2018 (see Note 2). On November 20, 2014, the original notes dated November 30, 2011 were amended to extend the maturity date until November 30, 2018.

Subordinated shareholder borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

No interest was paid to members in the year ended December 31, 2014.

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

4. Letter of credit

In compliance with the Company's current office lease (Note 5), the Company maintains an Irrevocable Standby Letter of Credit in the aggregate amount of $12,000 at December 31, 2014. No amount has been drawn down during the year ended December 31, 2014.

5. Office lease

The Company leased office space in downtown Chicago under an operating lease which expired on May 31, 2013. On March 1, 2013, the lease was extended for one additional period of three years commencing on June 1, 2013 and ending on May 31, 2016. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes.

Rent expense, including operating costs and real estate taxes, for the year ended December 31, 2014 was $146,226.

The following is a schedule of future minimum base rent payments:

Year ending December 31:	Amount
2015	90,184
2016	38,038
Total	$ 128,222

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $442,687, which was $434,993 in excess of its required net capital of $7,694. At December 31, 2014, the Company's net capital ratio was .26 to 1.

7. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2014, cash in excess of these limits totaled approximately $329,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2014.

9. Related party transactions

The Company has an agreement, effective March 1, 2012, to provide strategic, acquisition and management advisory services, corporate and administrative support services and investment banking services to an affiliate. The agreement calls for fixed monthly payments plus additional contingent fees. Amounts due from the affiliate under the agreement totaled $107,308 at December 31, 2014. These amounts are included in accounts receivable.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2014, the financial statement date, through February 27, 2015, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2014		
Total members' capital		$ 481,574
Additions:		
Liabilities subordinated to claims of general creditors		300,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 302,308	
Property and equipment, net	24,234	
Prepaid expenses	2,795	
Artwork	9,550	338,887
Net capital		442,687
Minimum net capital requirement		7,694
Excess net capital		$ 434,993
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 102,634
Deferred rent		12,781
Aggregate indebtedness		$ 115,415
Ratio of aggregate indebtedness to net capital		.26 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as report in the Company's X-17A-5		$ 431,525
Change in other charges against capital		11,162
Net capital per above		$ 442,687

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, in which (1) Jordan, Knauff & Company (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Jordan, Knauff & Company (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the other specified parties, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements, and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2015